United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of

September 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on September 9, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on September 10, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) has received the resignation of Brian Gavin, Vice President of Exploration.

Item 5.1

Full Description of Material Change

The Corporation has received the resignation of Brian Gavin, Vice President of Exploration, effective October 9, 2009.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Henry A. John, Chief Financial Officer at (647) 258-0395.

Item 9

Date of Report

September 16, 2009

“SCHEDULE A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THAT PRODUCTION HAS
RESUMED AT THE SAN JOSÉ MINE

SPOKANE, WASHINGTON – September 10, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) is pleased to announce today that it has been advised by Minera Santa Cruz (“MSC”) that after two days of stoppage the San José Mine in Argentina is back in production.  The San José Mine is operated by MSC, a joint venture between Hochschild plc, and Minera Andes which has a 49% interest in the mine.

In other news, the Corporation received late yesterday afternoon the resignation of Brian Gavin, Vice President of Exploration, effective October 9, 2009.  We wish to thank Brian for his many contributions to Minera Andes and wish him all the best in his future endeavors.

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina located in the regions near the San José mine and the Los Azules copper project in San Juan province where a scoping study has been completed and the Corporation is awaiting a decision by its joint venture partner, Xstrata Copper Company, if it will exercise its right to back in to a 51% ownership of the project.  The San José joint venture property covers 50,941 hectares and is not included in the acres noted above.  Other exploration properties, primarily silver and gold, in southern Argentina, are being evaluated.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

For further information, please contact Art Johnson at the Spokane office. Visit our Web site: www.minandes.com.

111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information, including those related to the resumption of work at the San José Mine.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Henry A. John
Henry A. John, Chief Financial Officer

Dated:  September 16, 2009